ENDORSEMENT

                      (Only we can endorse this contract.)

The provision of this contract entitled PURCHASE PAYMENTS is replaced at issue by the following:

                                PURCHASE PAYMENTS

Purchase Payments--Purchase payments made through payroll deductions or similar arrangements with an employer must be at a rate of at least $300 during any 12-month period. Any other purchase payment must be at least $100.

The initial purchase payment, minus any deduction for state and/or local premium taxes, will be allocated to the subaccounts and/or to the fixed account as you instruct. If, after you have made at least one purchase, we receive a purchase payment without instructions, we will make any deduction for state and/or local premium taxes and allocate the balance in the same proportion as the most recent purchase payment you make.

Additional Amounts--During the first three contract years, and in contract years thereafter at the discretion of the Company, we will credit an additional 1% to the amount of every purchase payment you make. The Company reserves the right to limit such additional amounts to $1,000 in each contract year.

This additional amount will not be subject to state and/or local premium taxes. The amount will be allocated to the subaccounts and/or to the fixed account in the same proportions as the corresponding purchase payment.

Example: On the Contract Date you make a $1,500 purchase to be allocated equally to Subaccounts A, B and C. We will increase that amount by 1%, or $15, and allocate $505 to each of Subaccounts A, B, and C. Later in the year you send us a $900 purchase payment, but you don't tell us how it is to be applied. We will increase that amount by 1% or $9 and, based on the most recent purchase, the one made on the Contract Date. we would make a $303 purchase for each of Subaccounts A, B, and C.

                                  The Prudential Insurance Company of America,
                                  By
                                        /s/Isabella L. Kirchner
                                        -----------------------
                                                  Secretary